Commission File No. 1-08346
FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
For the month of July 2006
TDK CORPORATION
(Translation of registrant’s name into English)
13-1, Nihonbashi 1-chome, Chuo-ku, Tokyo 103-8272, Japan
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F  ☑                    Form 40-F  ☐
Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes  ☐                    No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TDK Corporation (Registrant)
July 27, 2006	BY:	/s/ Seiji Enami
Seiji Enami
Director and CFO, General Manager of Finance and Accounting Department

SIGNATURES
• Press release regarding TDK’s Consolidated business results for the 1st quarter of fiscal year 2007
1) Summary
2) Business Results and Financial Position
3) Statements of income
4) Balance sheets
5) Statements of cash flows
6) Segment Information
7) Supplementary Information

TDK Corporation
1-13-1, Nihonbashi
Chuo-ku, Tokyo
103-8272 Japan
Contacts;

TDK Corporation (Tokyo)	Corporate Communications Department Michinori Katayama	+81(3)5201-7102
TDK U.S.A. Corporation	Francis J. Sweeney	+1(516)535-2600
TDK Marketing Europe GmbH	Marco Donadoni	+49(2102)4870
FOR IMMEDIATE RELEASE
TOKYO — July 27, 2006 TDK Corporation today announced its Consolidated business results prepared in conformity with U.S. generally accepted accounting principles (the “U.S. GAAP”) for the 1st quarter (“Qtr.”) of fiscal year (“FY”) 2007 and 2006, the three months ended June 30, 2006 and 2005 are as follows;
1) Summary
Consolidated results (April 1, 2006 — June 30, 2006)

	The 1st Qtr. of FY2007			The 1st Qtr. of FY2006
	(April 1, 2006 - June 30, 2006)			(April 1, 2005 - June 30, 2005)		Change
Item/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Net sales	203,640	100.0	1,770,783	167,422	100.0	36,218	21.6
Operating income	18,015	8.8	156,652	12,889	7.7	5,126	39.8
Income from continuing operations before income taxes	17,949	8.8	156,078	14,275	8.5	3,674	25.7
Income from continuing operations	13,276	6.5	115,443	10,687	6.4	2,589	24.2
Net income	13,276	6.5	115,443	10,874	6.5	2,402	22.1

Per common share :
Net income / Basic	Yen 100.36		U.S.$0.87	Yen 82.22
Net income / Diluted	Yen 100.25		U.S.$0.87	Yen 82.18

(Sales breakdown)

	The 1st Qtr. of FY2007			The 1st Qtr. of FY2006
	(April 1, 2006 - June 30, 2006)			(April 1, 2005 - June 30, 2005)		Change
Product/Term	(Yen millions)%		(U.S.$ thousands)	(Yen millions)%		(Yen millions)	Change(%)
Electronic materials and components	180,131	88.5	1,566,357	143,328	85.6	36,803	25.7
Electronic materials	47,666	23.4	414,487	41,047	24.5	6,619	16.1
Electronic devices	46,351	22.8	403,052	28,687	17.1	17,664	61.6
Recording devices	73,788	36.2	641,635	68,464	40.9	5,324	7.8
Electronic components & others	12,326	6.1	107,183	5,130	3.1	7,196	140.3
Recording media	23,509	11.5	204,426	24,094	14.4	(585)	-2.4

Total sales	203,640	100.0	1,770,783	167,422	100.0	36,218	21.6

Overseas sales	162,659	79.9	1,414,426	123,309	73.7	39,350	31.9

Notes:

1.	Consolidated results for the 1st quarter of FY2007 and FY2006 are unaudited by independent accountant.

2.	U.S.$1 = Yen 115, for convenience only.

2) Business Results and Financial Position
1. Summary
Consolidated results for the first quarter of fiscal 2007, the three-month period from April 1, 2006 to June 30, 2006, were as follows:
Consolidated net sales were ¥203,640 million (U.S.$1,770,783 thousand), 21.6% higher than the ¥167,422 million recorded in the corresponding period of the previous fiscal year. Operating income increased 39.8% from ¥12,889 million to ¥18,015 million (U.S.$156,652 thousand). Income from continuing operations before income taxes rose 25.7% from ¥14,275 million to ¥17,949 million (U.S.$156,078 thousand). Net income increased 22.1% from ¥10,874 million to ¥13,276 million (U.S.$115,443 thousand). Basic net income per common share was ¥100.36 (U.S.$0.87), up from ¥82.22.
Average first-quarter yen exchange rates for the U.S. dollar and euro were ¥114.50 and ¥143.82, respectively, as the yen depreciated 6.3% versus the U.S. dollar and 6.2% against the euro, compared with the first quarter of the previous fiscal year. This raised net sales by approximately ¥9.5 billion and operating income by approximately ¥2.6 billion.
(Sales by Segment)
TDK’s businesses are broadly classified into two business segments: electronic materials and components segment and recording media segment. The following is an explanation of sales by segment.
(1) Electronic materials and components segment
This segment is made up of four product sectors: (1-1) electronic materials, (1-2) electronic devices, (1-3) recording devices, and (1-4) other electronic components.
Segment net sales rose 25.7% from ¥143,328 million to ¥180,131 million (U.S.$1,566,357 thousand), while segment operating income increased 27.6% from ¥15,397 million to ¥19,653 million (U.S.$170,896 thousand). The electronics market in the first quarter of fiscal 2007 was generally strong thanks in part to demand stimulated by the 2006 FIFA WORLD CUP™ GERMANY. There was year-on-year growth in demand for plasma and LCD flat-screen TVs, PCs and mobile phones. Another force driving the market was the steadily increasing use of electronics in automobiles. In this market environment, all of the segment’s four sectors recorded higher year-on-year sales. Sector sales were as follows.
(1-1) Electronic materials
This sector is broken down into two product categories: capacitors and ferrite cores and magnets.
Sales in the electronic materials sector rose 16.1% from ¥41,047 million to ¥47,666 million (U.S.$414,487 thousand).
[Capacitors] Although lower sales prices had an impact, sales were higher year on year mainly because of growth in sales to the flat-screen TV, PC and car electronics markets, as well as a weaker yen.

[Ferrite cores and magnets] Sales of ferrite cores and magnets rose year on year. Sales of ferrite cores climbed on an upturn in demand for general-purpose power supply cores used in flat-screen TVs and PCs. Ferrite magnet sales edged up, with higher sales of products to the car electronics market and the positive effect of the weaker yen absorbing lower demand stemming from customer inventory cutbacks. Sales of rare-earth magnets rose on increasing HDD demand.
(1-2) Electronic devices
This sector has three product categories: inductive devices, high-frequency components and other products.
Sales in the electronic devices sector leapt 61.6% from ¥28,687 million to ¥46,351 million (U.S.$403,052 thousand).
[Inductive devices] Sales of inductive devices increased year on year, the result mainly of higher sales of SMD power line coils used in mobile phones and HDDs.
[High-frequency components] Sales of high-frequency components were about the same as a year earlier. Continued declines in sales prices negated higher sales of wireless LAN components and components for third-generation mobile phones.
[Other products] Sales of other products rose year on year. The main factors were growth in sales of DC-AC inverters for amusement equipment and industrial equipment, and of sensors and actuators for IT home electronics appliances. The inclusion of sales of the Lambda Power Division, which has been consolidated since the second half of the previous fiscal year following completion of this acquisition on October 1, 2005, also bolstered sales.
(1-3) Recording devices
This sector has two product categories: HDD heads and other heads.
Sector sales rose 7.8% from ¥68,464 million to ¥73,788 million (U.S.$641,635 thousand).
[HDD heads] Sales increased as HDD head shipments rose amid rising demand for HDDs used in PCs and consumer electronics. This higher volume outweighed a drop in sales prices, resulting in an increase in overall sales.
[Other heads] Sales of other heads declined, mainly because customers reduced their inventories of optical pickups.
(1-4) Other electronic components
Sector sales surged 140.3% from ¥5,130 million to ¥12,326 million (U.S.$107,183 thousand), reflecting increased external sales of manufacturing equipment and higher sales in new businesses.
(2) Recording media segment
This segment has three product categories: audiotapes and videotapes, optical media and other products.
Segment sales declined 2.4% from ¥24,094 million to ¥23,509 million (U.S.$204,426 thousand). The segment recorded an operating loss of ¥1,638 million (U.S.$14,244 thousand), a 34.7% improvement on the operating loss of ¥2,508 million recorded in the first quarter of fiscal 2006.

[Audiotapes and videotapes] Sales of audiotapes and videotapes declined year on year. While TDK maintained a high market share, demand is falling for these products as a whole.
[Optical media] Sales of optical media were down year on year. CD-R demand has peaked and is now declining slowly. During the first quarter, higher sales of DVDs failed to offset lower CD-R sales caused by the downturn in demand and discounting pressure.
[Other products] Sales of other products increased year on year. Sales of LTO-standard* (Linear Tape-Open) tape-based data storage media for computers rose on higher demand.
*Linear Tape-Open, LTO, LTO logo, Ultrium and Ultrium logo are trademarks of HP, IBM and Quantum Corporation in the US and other countries.
(Sales by Region)
Detailed geographic segment information can be found in the segment information on page 11 of the consolidated results.
[Japan] Sales were down, due to lower sales in the recording devices sector and recording media segment.
[Americas] Sales increased, with sales up in all product sectors, except the recording media segment.
[Europe] Sales were up, with sales rising in all product sectors.
[Asia (excluding Japan) and other areas] Sales increased, with sales up in all product sectors, except the recording media segment.
The overall result was a 31.9% increase from ¥123,309 million to ¥162,659 million (U.S.$1,414,426 thousand). Overseas sales accounted for 79.9% of consolidated net sales, a 6.2 percentage point increase from 73.7% one year earlier.
2. Financial Position
(2-1) The following table summarizes TDK’s balance sheet at June 30, 2006, compared with March 31, 2006.

Total assets	¥915,632 million	0.9% decrease
Total stockholders’ equity	¥704,123 million	0.2% increase
Equity ratio	76.9%	0.8 point increase
At the end of the first quarter of fiscal 2007, cash and cash equivalents were ¥3,708 million higher than on March 31, 2006, and inventories were ¥2,537 million higher. On the other hand, net trade receivables were ¥12,354 million lower, and net property, plant and equipment was ¥1,514 million lower. As a result of these and other changes, total assets decreased ¥7,871 million compared with March 31, 2006.
Total liabilities decreased ¥8,266 million, due mainly to decreases in short-term debt and accrued expenses of ¥2,191 million and ¥7,167 million, respectively. However, trade payables increased ¥1,171 million.
Total stockholders’ equity increased ¥1,704 million, reflecting a ¥6,080 million increase in retained earnings and a ¥5,352 million decrease in accumulated other comprehensive loss.

(2-2) Cash Flows
(¥ millions)

	FY2007 1Q	FY2006 1Q	Change
Net cash provided by operating activities	30,575	8,121	22,454
Net cash used in investing activities	(16,477)	(20,000)	3,523
Net cash used in financing activities	(8,576)	(5,168)	(3,408)
Net cash provided by discontinued operations	—	405	(405)
Effect of exchange rate changes on cash and cash equivalents	(1,814)	2,936	(4,750)
Net increase (decrease) in cash and cash equivalents	3,708	(13,706)	17,414
Cash and cash equivalents at beginning of period	239,017	251,508	(12,491)
Cash and cash equivalents at end of period	242,725	237,802	4,923
Operating activities provided net cash of ¥30,575 million (U.S.$265,869 thousand), a year-on-year increase of ¥22,454 million. Income from continuing operations increased ¥2,589 million to ¥13,276 million (U.S.$115,443 thousand) and depreciation and amortization increased ¥2,079 million to ¥15,115 million (U.S.$131,435 thousand). In changes in assets and liabilities, trade receivables decreased ¥10,255 million, inventories decreased ¥3,921 million and income taxes payables, net increased ¥3,470 million.
Investing activities used net cash of ¥16,477 million (U.S.$143,278 thousand), ¥3,523 million less than a year earlier. Capital expenditures increased ¥3,520 million to ¥16,093 million (U.S.$139,939 thousand) and payment for purchase of investments in securities increased ¥1,348 million. On the other hand, there was an ¥8,666 million payment for acquisition of business, net of cash acquired, in the first quarter of the previous year.
Financing activities used net cash of ¥8,576 million (U.S.$74,574 thousand), ¥3,408 million more than in fiscal 2006. There was a ¥2,191 million increase in short-term debt, net and a ¥1,323 million increase in dividends paid due to a ¥10 increase in dividend per common share.
3. Business Risks
With development, production and sales bases in countries around the world, the TDK Group is engaged in global business activities. Furthermore, the electronics industry, the main field of operations of the TDK Group, is seeing dramatic technological innovation and changes in market prices, resulting in intense competition in product development and efforts to win customers.
Because of these and other factors, the TDK Group is subject to various business risks that include, but are not limited to, changes in demand and foreign exchange rates caused by world economic trends; unpredictable events in conducting business overseas; more intense competition in the development of new products in line with rapid technological innovation; intense price competition and diversifying demands from customers; product quality issues; competition to secure human resources; government regulation; the infringement of intellectual property rights; the inability to procure important raw materials; increasingly stringent environmental regulations internationally; and unavoidable natural disasters.

4. Fiscal 2007 Projections
TDK’s consolidated projections for fiscal 2007, the year ending March 31, 2007, are as follows:
[Consolidated Projections for Fiscal 2007]

					(ref)
	FY2007	FY2006	Change from		Projections as of
	(Forecasts)	(Actual)	FY2006	% change	April 2006
	(¥ millions)	(¥ millions)	(¥ millions)	from FY2006	(¥ millions)
Net sales	820,000	795,180	24,820	3.1	820,000
Operating income	82,000	60,523	21,477	35.5	82,000
Income before income taxes	88,000	66,103	21,897	33.1	88,000
Net income	61,000	44,101	16,899	38.3	61,000

Note:

The above projections for fiscal 2007 are the same as those announced in April 2006. The reasons for there being no change are as follows:
Business Environment
Looking collectively at information currently available, management believes there will be no change in the business environment that would have a material effect on TDK’s business results compared with when the previous forecasts were announced in April.
Exchange Rate Forecast
An average exchange rate of ¥110=U.S.$1 is assumed as before for fiscal 2007 from the second quarter through the fourth quarter.
Projections for main products are as follows:
Electronic Materials and Electronic Devices
TDK is projecting a year-on-year increase in sales, supported by higher demand for components mainly from manufacturers of digital home appliances and mobile phones, the main customers for these products.
Recording Devices
Regarding HDD heads, the major product in the recording devices sector, realignment of the HDD industry had the effect largely expected, thus there were no signs of change in initial assumptions. Beginning in the second quarter, TDK’s forecast factors in a further decline in demand due to this industry realignment. On the other hand, sales plans incorporate projected growth in demand for HDD heads driven by the increasing use of HDDs in consumer electronics and expanding demand for compact HDDs. At the same time, however, TDK is forecasting an overall drop in sales year on year due to expectations that prices of HDD heads will continue to decline throughout the remainder of fiscal 2007.
Recording Media
Lower sales of audiotapes and videotapes due to falling demand and of other products are expected to result in lower sales in this segment.

Cautionary Statements with Respect to Forward-Looking Statements
This material contains forward-looking statements, including projections, plans, policies, management strategies, targets, schedules, understandings and evaluations, about TDK and its group companies (TDK Group). These forward-looking statements are based on the current forecasts, estimates, assumptions, plans, beliefs and evaluations of TDK Group in light of information currently available to it, and contain known and unknown risks, uncertainties and other factors. TDK Group therefore wishes to caution readers that, being subject to risks, uncertainties and other factors, TDK Group’s actual results, performance, achievements or financial position could be materially different from any future results, performance, achievements or financial position expressed or implied by these forward-looking statements, and TDK Group undertakes no obligation to publicly update or revise any forward-looking statements after the issue of this material except as provided for in laws and ordinances.
The electronics markets in which TDK Group operates are highly susceptible to rapid changes. Risks, uncertainties and other factors that can have significant effects on TDK Group include, but are not limited to, shifts in technology, fluctuations in demand, prices, interest and foreign exchange rates, and changes in economic environments, conditions of competition, laws and regulations.

Consolidated
3) Statements of income

	The 1st Qtr. of FY2007			The 1st Qtr. of FY2006
	(April 1, 2006 - June 30, 2006)			(April 1, 2005 - June 30, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	Change (%)
Net sales	203,640	100.0	1,770,783	167,422	100.0	36,218	21.6
Cost of sales	147,857	72.6	1,285,713	124,002	74.1	23,855	19.2
Gross profit	55,783	27.4	485,070	43,420	25.9	12,363	28.5
Selling, general and administrative expenses	37,768	18.6	328,418	30,531	18.2	7,237	23.7
Operating income	18,015	8.8	156,652	12,889	7.7	5,126	39.8
Other income (deductions):
Interest and dividend income	1,292		11,235	685		607
Interest expense	(42)		(365)	(33)		(9)
Foreign exchange gain (loss)	(1,534)		(13,339)	31		(1,565)
Other-net	218		1,895	703		(485)
Total other income (deductions)	(66)	(0.0)	(574)	1,386	0.8	(1,452)	—
Income from continuing operations before income taxes	17,949	8.8	156,078	14,275	8.5	3,674	25.7
Income taxes	4,501	2.2	39,139	3,486	2.1	1,015	29.1
Income from continuing operations before minority interests	13,448	6.6	116,939	10,789	6.4	2,659	24.6
Minority interests	172	0.1	1,496	102	0.0	70	68.6
Income from continuing operations	13,276	6.5	115,443	10,687	6.4	2,589	24.2
Income from discontinued operations, net of tax	—	—	—	(187)	(0.1)	187	—
Net income	13,276	6.5	115,443	10,874	6.5	2,402	22.1

Notes:

1.	Above statements of income for FY2007 and FY2006 are unaudited by independent accountant.

2.	U.S.$1 = Yen 115, for convenience only.

Consolidated
4) Balance sheets
ASSETS

	As of June 30, 2006			As of Mar. 31, 2006		Change	As of June 30, 2005
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current assets	560,298	61.2	4,872,156	566,753	61.4	(6,455)	515,321	62.6
Cash and cash equivalents	242,725		2,110,652	239,017		3,708	237,802
Marketable securities	55		478	56		(1)	894
Net trade receivables	176,705		1,536,565	189,059		(12,354)	152,344
Inventories	91,505		795,696	88,968		2,537	83,737
Other current assets	49,308		428,765	49,653		(345)	40,544

Noncurrent assets	355,334	38.8	3,089,861	356,750	38.6	(1,416)	307,776	37.4
Investments in securities	29,287		254,670	28,757		530	21,796
Net property, plant and equipment	242,151		2,105,661	243,665		(1,514)	220,263
Other assets	83,896		729,530	84,328		(432)	65,717

TOTAL	915,632	100.0	7,962,017	923,503	100.0	(7,871)	823,097	100.0

LIABILITIES AND STOCKHOLDERS’ EQUITY

	As of June 30, 2006			As of Mar. 31, 2006		Change	As of June 30, 2005
	(Yen		(U.S.$	(Yen		(Yen	(Yen
Item/Term	millions)%		thousands)	millions)%		millions)	millions)%
Current liabilities	161,015	17.6	1,400,130	169,622	18.4	(8,607)	131,712	16.0
Short-term debt	2,278		19,809	4,469		(2,191)	—
Current installments of long-term debt	1,950		16,956	1,958		(8)	104
Trade payables	85,860		746,609	84,689		1,171	65,462
Accrued expenses	55,367		481,452	62,534		(7,167)	44,621
Income taxes payables	7,093		61,678	9,155		(2,062)	14,129
Other current liabilities	8,467		73,626	6,817		1,650	7,396

Noncurrent liabilities	37,829	4.1	328,948	37,488	4.0	341	35,317	4.3
Long-term debt, excluding current installments	380		3,304	405		(25)	74
Retirement and severance benefits	25,733		223,765	26,790		(1,057)	28,445
Deferred income taxes	6,064		52,731	5,314		750	2,714
Other noncurrent liabilities	5,652		49,148	4,979		673	4,084
Total liabilities	198,844	21.7	1,729,078	207,110	22.4	(8,266)	167,029	20.3

Minority interests	12,665	1.4	110,130	13,974	1.5	(1,309)	5,338	0.6

Common stock	32,641		283,835	32,641		—	32,641
Additional paid-in capital	63,329		550,687	63,237		92	63,051
Legal reserve	18,028		156,765	17,517		511	17,038
Retained earnings	624,339		5,429,035	618,259		6,080	590,974
Accumulated other comprehensive income (loss)	(27,298)		(237,374)	(21,946)		(5,352)	(45,719)
Treasury stock	(6,916)		(60,139)	(7,289)		373	(7,255)
Total stockholders’ equity	704,123	76.9	6,122,809	702,419	76.1	1,704	650,730	79.1

TOTAL	915,632	100.0	7,962,017	923,503	100.0	(7,871)	823,097	100.0

Notes:

1.	Balance sheets as of June 30, 2006 and 2005 are unaudited by independent accountant.

2.	U.S.$1 = Yen 115, for convenience only.

Consolidated
5) Statements of cash flows

			The 1st Qtr. of FY2006
	The 1st Qtr. of FY2007		(April 1, 2005 -
	(April 1, 2006 - June 30, 2006)		June 30, 2005)
	(Yen	(U.S.$
Item/Term	millions)	thousands)	(Yen millions)
Cash flows from operating activities:
Net income	13,276	115,443	10,874
Income from discontinued operations, net of tax	—	—	(187)
Income from continuing operations	13,276	115,443	10,687
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	15,115	131,435	13,036
Loss on disposal of property and equipment	(6)	(52)	240
Deferred income taxes	(292)	(2,539)	(555)
Loss (gain) on securities, net	—	—	(443)
Changes in assets and liabilities:
Decrease (increase) in trade receivables	10,196	88,661	(59)
Increase in inventories	(3,298)	(28,678)	(7,219)
Increase in other current assets	(381)	(3,313)	(4,093)
Increase in trade payables	2,059	17,904	166
Decrease in accrued expenses	(6,442)	(56,018)	(300)
Increase (decrease) in income taxes payables, net	(1,798)	(15,635)	(5,268)
Increase in other current liabilities	1,702	14,800	2,341
Increase (decrease) in retirement and severance benefits, net	190	1,652	(600)
Other-net	254	2,209	188

Net cash provided by operating activities	30,575	265,869	8,121

Cash flows from investing activities:
Capital expenditures	(16,093)	(139,939)	(12,573)
Proceeds from sale and maturity of investments in securities	—	—	774
Payment for purchase of investments in securities	(1,348)	(11,722)	—
Acquisition of business, net of cash acquired	—	—	(8,666)
Proceeds from sale of property, plant and equipment	1,089	9,470	537
Other-net	(125)	(1,087)	(72)

Net cash used in investing activities	(16,477)	(143,278)	(20,000)

Cash flows from financing activities:
Proceeds from long-term debt	7	61	4
Repayment of long-term debt	(36)	(313)	(23)
Increase (decrease) in short-term debt, net	(2,191)	(19,052)	—
Sale (purchase) of treasury stock, net	301	2,617	141
Dividends paid	(6,613)	(57,504)	(5,290)
Other-net	(44)	(383)	—

Net cash used in financing activities	(8,576)	(74,574)	(5,168)

Net cash provided by discontinued operations	—	—	405

Effect of exchange rate changes on cash and cash equivalents	(1,814)	(15,774)	2,936
Net increase (decrease) in cash and cash equivalents	3,708	32,243	(13,706)
Cash and cash equivalents at beginning of period	239,017	2,078,409	251,508
Cash and cash equivalents at end of period	242,725	2,110,652	237,802

Notes:

1.	Above statements of cash flows for the 1st quarter of FY2007 and FY2006 are unaudited by independent accountant.

2.	U.S.$1=Yen 115, for convenience only.

Consolidated
6) Segment Information
The following industry and geographic segment information are required by the Japanese Securities Exchange Law.
1. Industry segment information

	The 1st Qtr. of FY2007			The 1st Qtr. of FY2006
	(April 1, 2006 - June 30, 2006)			(April 1, 2005 - June 30, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Product/Term	millions)%		thousands)	millions)%		millions)	Change (%)
Electronic materials and components
Net sales	180,131	100.0	1,566,357	143,328	100.0	36,803	25.7
External sales	180,131		1,566,357	143,328		36,803	25.7
Intersegment	—		—	—		—	—
Operating expenses	160,478	89.1	1,395,461	127,931	89.3	32,547	25.4

Operating income	19,653	10.9	170,896	15,397	10.7	4,256	27.6

Recording media
Net sales	23,509	100.0	204,426	24,094	100.0	(585)	-2.4
External sales	23,509		204,426	24,094		(585)	-2.4
Intersegment	—		—	—		—	—
Operating expenses	25,147	107.0	218,670	26,602	110.4	(1,455)	-5.5

Operating income (loss)	(1,638)	-7.0	(14,244)	(2,508)	-10.4	870	34.7

TOTAL
Net sales	203,640	100.0	1,770,783	167,422	100.0	36,218	21.6
External sales	203,640		1,770,783	167,422		36,218	21.6
Intersegment	—		—	—		—	—
Operating expenses	185,625	91.2	1,614,131	154,533	92.3	31,092	20.1

Operating income	18,015	8.8	156,652	12,889	7.7	5,126	39.8

Note:	U.S.$1=Yen 115, for convenience only.

2. Geographic segment information

		The 1st Qtr. of FY2007			The 1st Qtr. of FY2006
		(April 1, 2006 - June 30, 2006)			(April 1, 2005 - June 30, 2005)		Change
		(Yen		(U.S.$	(Yen		(Yen
Region/Term		millions)%		thousands)	millions)%		millions)	Change (%)
Japan	Net sales	93,408	100.0	812,244	80,794	100.0	12,614	15.6
	Operating income	6,362	6.8	55,322	4,236	5.2	2,126	50.2
Americas	Net sales	27,464	100.0	238,817	22,936	100.0	4,528	19.7
	Operating income	2,053	7.5	17,852	2,657	11.6	(604)	-22.7
Europe	Net sales	19,088	100.0	165,983	15,723	100.0	3,365	21.4
	Operating income (loss)	(1,085)	-5.7	(9,435)	(1,737)	-11.0	652	37.5
Asia and others	Net sales	136,548	100.0	1,187,374	110,121	100.0	26,427	24.0
	Operating income	9,929	7.3	86,339	8,221	7.5	1,708	20.8
Intersegment eliminations	Net sales	72,868		633,635	62,152		10,716
	Operating income (loss)	(756)		(6,574)	488		(1,244)
Total	Net sales	203,640	100.0	1,770,783	167,422	100.0	36,218	21.6
	Operating income	18,015	8.8	156,652	12,889	7.7	5,126	39.8

Notes:

1.	Net sales in each geographic area are based on the location of TDK entities where the sales are generated.

2.	U.S.$1=Yen 115, for convenience only.
3. Sales by region

	The 1st Qtr. of FY2007			The 1st Qtr. of FY2006
	(April 1, 2006 - June 30, 2006)			(April 1, 2005 - June 30, 2005)		Change
	(Yen		(U.S.$	(Yen		(Yen
Region/Term	millions)%		thousands)	millions)%		millions)	Change (%)
Americas	24,519	12.0	213,209	18,579	11.1	5,940	32.0
Europe	19,021	9.4	165,400	15,746	9.4	3,275	20.8
Asia and others	119,119	58.5	1,035,817	88,984	53.2	30,135	33.9
Overseas sales total	162,659	79.9	1,414,426	123,309	73.7	39,350	31.9
Japan	40,981	20.1	356,357	44,113	26.3	(3,132)	-7.1
Net sales	203,640	100.0	1,770,783	167,422	100.0	36,218	21.6

Notes:

1.	Overseas sales are based on the location of the customers.

2.	U.S.$1=Yen 115, for convenience only.

Consolidated
(Notes)
1.	The consolidated financial statements are prepared in conformity with the U.S. GAAP.

2.	During this consolidated accounting period, TDK had 90 subsidiaries (20 in Japan and 70 overseas). TDK also had 7 affiliates (5 in Japan and 2 overseas) whose financial statements are accounted for by the equity method.

3.	Comprehensive income comprises net income and other comprehensive income. Other comprehensive income includes changes in foreign currency translation adjustments, minimum pension liability adjustments and net unrealized gains (losses) on securities. The net income, other comprehensive income (loss), net of tax and total comprehensive income for the three months ended June 30, 2006 and 2005 were as follows;

	The 1st Qtr. of FY2007		The 1st Qtr. of FY2006
	(April 1, 2006 - June 30, 2006)		(April 1, 2005 - June 30, 2005)
	(Yen	(U.S.$
Item/Term	millions)	thousands)	(Yen millions)
Net income	13,276	115,443	10,874

Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	(5,212)	(45,322)	6,295
Minimum pension liability adjustments	593	5,157	318
Net unrealized gains (losses) on securities	(733)	(6,374)	(675)

Total comprehensive income	7,924	68,904	16,812

Note: U.S.$1=Yen 115, for convenience only.

Consolidated
7) Supplementary Information (Consolidated)
Exchange rates used for conversion

	Apr. 1, 2006 -		Apr. 1, 2005 -
	Jun. 30, 2006		Jun. 30, 2005
Item/Term	US$=Yen	Euro=Yen	US$=Yen	Euro=Yen
Average rate for the period	114.50	143.82	107.73	135.47
The end of the period	115.24	146.00	110.62	133.63
Consolidated

	Apr. 1, 2006 -		Apr. 1, 2005 -			April 1, 2005 -
	Jun. 30, 2006		Jun. 30, 2005			March 31, 2006
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Item/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Capital expenditures	16,093	—	12,573	—	28.0	73,911	—
Depreciation and amortization	15,115	7.4	13,036	7.8	15.9	58,540	7.4
Research and development	11,448	5.6	9,625	5.7	18.9	45,528	5.7
Result of financial income		1,250		652	91.7		3,456
Number of employees (as at the end of the period)		56,381		43,338			53,923
Ratio of overseas production		64.0%		64.2%			61.7%
Overseas sales by division

	Apr. 1, 2006 -		Apr. 1, 2005 -			April 1, 2005 -
	Jun. 30, 2006		Jun. 30, 2005			March 31, 2006
	Amount	Ratio to	Amount	Ratio to	Change	Amount	Ratio to
Product/Term	(Yen millions)	sales (%)	(Yen millions)	sales (%)	(%)	(Yen millions)	sales (%)
Electronic materials and components	144,725	71.1	105,468	63.0	37.2	539,907	67.9
Electronic materials	34,270	16.8	29,827	17.8	14.9	132,481	16.7
Electronic devices	28,973	14.2	17,683	10.6	63.8	96,445	12.1
Recording devices	72,390	35.6	55,290	33.0	30.9	286,801	36.1
Other electronic components	9,092	4.5	2,668	1.6	240.8	24,180	3.0
Recording media	17,934	8.8	17,841	10.7	0.5	81,615	10.3

Overseas sales	162,659	79.9	123,309	73.7	31.9	621,522	78.2